UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

U.S. Auto Parts Network, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

90343C100

(CUSIP Number)

Mr. David L. Kanen

Kanen Wealth Management, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 25th, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 90343C100

1	NAME OF REPORTING PERSON

PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		800,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.05%
14	TYPE OF REPORTING PERSON

IA, PN

CUSIP NO. 90343C100

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,630,181
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,630,181
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,630,181
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.33%
14	TYPE OF REPORTING PERSON

IA, OO

CUSIP NO. 90343C100

1	NAME OF REPORTING PERSON

DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		229,230
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,630,181
PERSON WITH	9	SOLE DISPOSITIVE POWER

229,230
	10	SHARED DISPOSITIVE POWER

3,630,181
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,859,411
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.92%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 90343C100

The following Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on December 10th, 2018 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on October 26, 2018, Amendment No. 2 filed on December 3, 2018, Amendment No. 3 filed on December 10, 2018, and Amendment No. 4 filed on June 19th, 2020 (collectively the “Schedule 13D”) relating to the common stock, $0.001 par value per share (the “Shares”), of U.S. Auto Parts Network, Inc. (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

Mr. Kanen resigned from the Board of Directors of the Issuer and is no longer held to the obligations related to his directorship as described in previous amendments to this 13D.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 36,891,673 Shares outstanding as of May 4, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2020.

A.	Philotimo

(a)	As of the close of business on June 29th, 2020, Philotimo beneficially owned 800,000 Shares.

Percentage: Approximately 2.05%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 800,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 800,000

(c)	The transactions in the Shares by Philotimo made since Amendment No. 4 are set forth in Schedule A and are incorporated herein by reference.

B.	KWM

(a)	As of the close of business on June 29th, 2020, KWM beneficially owned 2,830,181 Shares. KWM, as the general partner of Philotimo, may be deemed the beneficial owner of the 800,000 Shares owned by Philotimo.

Percentage: Approximately 9.33%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,630,181
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,630,181

(c)	The transactions in the Shares by KWM made since Amendment No. 4 are set forth in Schedule A and are incorporated herein by reference.

C.	Mr. Kanen

(a)	As of the close of business on June 29th, 2020, Mr. Kanen beneficially owned 229,230 Shares. Mr. Kanen, as the managing member of KWM, may be deemed the beneficial owner of the (i) 2,830,181 Shares owned by KWM and (ii) 800,000 Shares owned by Philotimo.

Percentage: Approximately 9.92%

(b)	1. Sole power to vote or direct vote: 229,230
2. Shared power to vote or direct vote: 3,859,411
3. Sole power to dispose or direct the disposition: 229,230
4. Shared power to dispose or direct the disposition: 3,859,411

(c)	The transactions in the Shares by Mr. Kanen occurring made Amendment No. 4 are set forth in Schedule A and are incorporated herein by reference.

KWM, in its role as investment manager to several customer accounts (collectively, the “Accounts”) to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer’s Shares held in the Accounts.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

CUSIP NO. 90343C100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 30th, 2020

KANEN WEALTH MANAGEMENT, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

PHILOTIMO FUND, LP

By:	Kanen Wealth Management, LLC its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
DAVID L. KANEN

CUSIP NO. 90343C100

SCHEDULE A

Schedule of Transactions in the Shares

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

KANEN WEALTH MANAGEMENT, llC

Sale of Common Stock	52,555	9.0019	06/23/2020
Sale of Common Stock	48,833	8.9118	06/24/2020
Sale of Common Stock	281,487	8.9562	06/25/2020
Sale of Common Stock	13,958	8.9508	06/29/2020
Sale of Common Stock	198	8.90	06/30/2020

Philotimo fund, lp

Sale of Common Stock	133,418	8.7000	06/22/2020
Sale of Common Stock	44,123	8.8012	06/22/2020
Sale of Common Stock	55,877	8.9607	06/23/2020
Sale of Common Stock	14,558	8.7522	06/26/2020
Sale of Common Stock	185,442	8.8586	06/29/2020

* Client initiated transfer of assets out.